Exhibit 2.1.1

EXECUTION VERSION

LICENSE AGREEMENT

This LICENSE AGREEMENT (this “Agreement”), effective as of the Effective Date (as defined below), is entered into between Codexis Mayflower Holdings, LLC, a Delaware corporation (“Buyer”), and Maxygen, Inc., a Delaware corporation (“Seller”). Each of Seller and Buyer are referred to herein as a “Party” and together as the “Parties.”

RECITALS

WHEREAS, Seller and Buyer entered into a License Agreement, effective as of March 28, 2002, as amended, terminated as of the Closing Date (the “Prior License Agreement”);

WHEREAS, Buyer and Seller have entered into an Asset Purchase Agreement, dated as of October 28, 2010 (the “APA”), for the sale by Seller, and the purchase by Buyer, of the Purchased Assets on the Closing Date (each as defined in the APA); and

WHEREAS, as a condition to the Closing (as defined in the APA) under the APA, Buyer will grant to Seller certain licenses and Seller will grant to Buyer certain licenses, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I.

DEFINITIONS

For the purposes of this Agreement, the following terms shall have the following meanings. All other capitalized terms used herein and not defined in this Agreement shall be as defined in the APA.

“Affymax Agreement” means the Technology Transfer Agreement entered into on February 1, 1997, between Seller and Affymax Technologies, N.V. and Glaxo Group Limited, as amended March 1, 1998, subject to the letter agreements dated January 14, 2000, and December 17, 2001.

“Affymetrix Agreement” means the AffyMax/Affymetrix Technology Transfer Agreement by and among Affymax N.V., Affymax Technologies N.V., Affymax Research Institute, Glaxo Group Limited and Affymetrix, Inc. (“Affymetrix”), effective as of March 2, 1995.

“Alligator Agreement” means the License Agreement by and between Seller and Alligator Bioscience AB (“Alligator”), effective as of September 1, 2010.

“AltraVax Agreement” means the Technology License Agreement by and between Seller and AltraVax, Inc. (“AltraVax”), dated as of January 5, 2010.

“AME Agreement” means the License Agreement by and between Seller and Applied Molecular Evolution, Inc. (“AME”), dated as of January 13, 2004.

“Assumed Agreement” means any Assumed Contract identified on Schedule 1.1(c) of the APA, set forth on Exhibit A.

“Avidia Agreement” means the Cross License Agreement, by and between Avidia Research Institute (“Avidia”) and Seller, effective as of July 16, 2003.

“Avidia Technology” means the Intellectual Property Rights licensed by Avidia to Seller pursuant to Section 3.1 of the Avidia Agreement.

“Bankruptcy Code” shall have the meaning set forth in Section 8.2.

“Bayer Agreement” means the License Agreement by and between Seller and Bayer HealthCare LLC (“Bayer”), dated as of July 1, 2008.

“Claims” shall have the meaning set forth in Section 7.1.

“Confidential Information” shall mean (i) any and all proprietary or confidential information or material in tangible form disclosed by one Party to the other that is marked as “Confidential” or with some similar marking or legend reasonably indicating its confidential nature at the time it is delivered to the receiving Party, or (ii) proprietary or confidential information disclosed orally or in other intangible form by one Party to the other hereunder that is identified as confidential or proprietary when disclosed. Confidential Information may include information of Third Parties.

“Control” or “Controlled” means, with respect to any and all Intellectual Property Rights, the legal authority or right (whether by ownership, license or otherwise) of a Party or its Sublicensees to grant a license or a sublicense under such Intellectual Property Right to another Person, without breaching the terms of any Contract between such Party and any Third Party.

“Effective Date” means the Closing Date.

“Excluded Agreement” means any Contract that includes any grant of rights to Seller from a Third Party, and/or from Seller to a Third Party, with regard to Intellectual Property Rights that are necessary or useful for the practice of MolecularBreeding, set forth on Exhibit B.

“Field” means any and all fields.

“G-CSF Products” means (i) any and all human or humanized granulocyte-colony stimulating factor (G-CSF) protein, or any and all variants, derivatives, mutants or fragments thereof, and (ii) any and all pharmaceutical products that contain any of the foregoing.

“GGMJ Agreement” means the License Agreement by and between Seller and GGMJ Technologies, LLC, entered into on August 4, 2000.

“GGMJ Technology” means the Intellectual Property Rights licensed by GGMJ Technologies, LLC, to Seller pursuant to Article 3 of the GGMJ Agreement.

“Know-How” means any and all ideas, inventions, discoveries, data, information, and corresponding intellectual property rights, including, without limitation, instructions, processes, practices, methods, techniques, specifications, formulations, formulae, know-how, trade secrets, protocols, skill, experience, opinions, results of studies, technical drawings and related copyrights, bioinformatics tools (including software) and related copyrights, and biological, chemical, pharmacological, toxicological, stability, biochemical, pharmaceutical, physical and analytical, pre-clinical and clinical, safety, efficacy, manufacturing and quality control data, documentation and information, in each case, whether or not patentable and that are not generally known or available to the public.

“Licensed Intellectual Property” means any and all Intellectual Property Rights Controlled by Seller or its Affiliates during the Term, excluding (a) the Intellectual Property Rights licensed to Seller by Buyer, and (b) the Technology.

“Novozymes Agreement” means the License Agreement by and between Maxygen ApS and Novozymes A/S (“Novozymes”), dated as of July 5, 2007.

“Perseid Agreement” means the Technology License Agreement by and between Seller and Perseid Therapeutics LLC (“Perseid”), dated as of September 18, 2009.

“Prosecution Costs” means all costs (including, without limitation, filing fees and annuities, and attorney, agent and/or expert fees) incurred in connection with the (i) preparation, filing, prosecution (including, without limitation, any and all appeals) and/or maintenance of any and all Patents within the Purchased Intellectual Property assigned pursuant to the APA, in any and all countries or multinational jurisdictions of the world, or (ii) conduct of any and all interference, opposition, re-examination, reissue or similar proceedings with respect to any and all Patents within the Purchased Intellectual Property in any and all countries or multinational jurisdictions of the world.

“Retained Rights” means any and all rights to (i) practice MolecularBreeding to make, have made, use, import, sell and offer for sale, G-CSF Products in the Territory in the Field, (ii) fulfill Seller’s contractual obligations under the Excluded Agreements, and (iii) make, have made, use, import, sell and offer for sale, any amino acid chain that is a human protein or a humanized protein, or any variant, homolog, derivative, mutant or fragment of a human protein or a humanized protein, in each case, for the treatment or diagnosis of human diseases or conditions in the Territory in the Field.

“Sublicensee” means any Person to whom a Party has granted a sublicense of any rights granted to it pursuant to Section 2.1 or 2.2.

“Technology” means any and all Intellectual Property Rights licensed by Seller to Buyer pursuant to the Prior License Agreement that (i) constitutes Product Technology (as such term is defined in the Prior License Agreement) or Enabling Technology and (ii) are not part of the Purchased Intellectual Property, including, for example, Patents within the cases identified by Seller as 192, 197, 310 and 323. For purposes of this definition, “Enabling Technology” shall have the meaning set forth in the Prior License Agreement, but shall not be limited to Patents Controlled by Seller on or before the Separation Event (as such term is defined in the Prior License Agreement).

“Term” shall have the meaning set forth in Section 8.1.

“Territory” means worldwide.

“Third Party” means any Person other than Buyer or Seller (or their successors in interest).

“Verdia Agreement” means the License Agreement entered by and between Seller and MaxyAg, Inc. effective March 30, 2002, as amended.

ARTICLE II.

LICENSES

2.1 Grant of Licenses to Buyer. Subject to the terms and conditions of this Agreement, the APA, the Assumed Agreements and the Excluded Agreements, such terms and conditions to include, without limitation, the intellectual property license grants in the Assumed Agreements and the Excluded Agreements made by Seller to Third Parties prior to the Effective Date:

(a) Seller hereby grants to Buyer an exclusive (even as to Seller), sublicenseable (through multiple tiers), royalty-free and fully paid-up license under the Licensed Intellectual Property and Know-How, to practice MolecularBreeding, and to make, sell, offer to sell, import, develop and commercialize products obtained from the practice of MolecularBreeding, in the Territory in the Field.

(b) Seller hereby grants to Buyer an exclusive (even as to Seller) or non-exclusive (but exclusive as to Seller), as the case may be, sublicenseable (through multiple tiers), royalty-free and fully paid-up license under the Licensed Intellectual Property to the extent necessary for Buyer to fulfill its contractual obligations under the Assumed Agreements.

(c) Seller hereby grants to Buyer a non-exclusive, sublicenseable (through multiple tiers), royalty-free and fully paid-up sublicense under Seller’s interest under the Avidia Technology in the Territory in the Field.

(d) Seller hereby grants to Buyer a non-exclusive, sublicenseable (through multiple tiers), royalty-free and fully paid-up sublicense under Seller’s interest under the Technology to practice MolecularBreeding, and to make, sell, offer to sell, import, develop and commercialize products obtained from the practice of MolecularBreeding, in the Territory in the Field.

(e) Seller hereby grants to Buyer a non-exclusive, sublicenseable (through multiple tiers), royalty-free and fully paid-up sublicense under Seller’s interest under the GGMJ Technology in the Territory in the Field.

With respect to each of the foregoing licenses, the licenses granted by Seller with respect to Licensed Intellectual Property under this Section 2.1 shall be subordinate to the license rights received by Seller under the applicable Third Party agreement, and the use of the term “exclusive” in this Section 2.1 shall refer to the rights Controlled by Seller, which the Parties hereby acknowledge may not be exclusive as to all rights to all of the Licensed Intellectual Property that is the subject of the applicable Third Party agreement due to the rights of Third Parties in or to some or all of the Licensed Intellectual Property for various uses, but shall be exclusive as to the rights granted to Seller under such Third Party agreement.

2.2 Grant of Licenses to Seller. Subject to the terms and conditions of this Agreement, the APA, the Assumed Agreements and the Excluded Agreements, such terms and conditions to include, without limitation, the intellectual property license grants in the Assumed Agreements and the Excluded Agreements made by Seller to Third Parties prior to the Effective Date, Buyer hereby grants to Seller sublicenseable (through multiple tiers), royalty-free and fully paid-up licenses, under the Purchased Intellectual Property, as follows:

(a) An exclusive, sublicenseable license to the extent necessary for Seller to fulfill its contractual obligations under the Affymax Agreement;

(b) An (i) exclusive, sublicenseable (only to Bayer) license as to Bayer Exclusive Proteins and Compounds (as such terms are defined in the Bayer Agreement) and (ii) a non-exclusive, sublicenseable (only to Bayer) license as to any other proteins (except Maxygen Exclusive Proteins, as such term is defined in the Bayer Agreement), and (iii) non-exclusive licenses to practice the RR Technology, CMVP Technology and Software (as such terms are defined in the Bayer Agreement), in each case, to the extent necessary for Seller to fulfill its contractual obligations under the Bayer Agreement, and to permit Seller to practice its Retained Rights under the Bayer Agreement, e.g., with regard to Maxygen Exclusive Proteins (as such term in defined in the Bayer Agreement);

(c) An (i) exclusive, sublicenseable (only to Perseid) license as to Compounds and Products (as such terms are defined in the Perseid Agreement), (ii) non-exclusive, sublicenseable (only to Perseid) license as to Adjuvants (as such terms are defined in the Perseid Agreement) and (iii) non-exclusive licenses to practice the RR Technology, CMVP Technology and Software (as such terms are defined in the Perseid Agreement), in each case, (x) to the extent necessary for Seller to fulfill its contractual obligations under the Perseid Agreement; and (y) if the Perseid Agreement terminates, to permit Seller to exclusively develop and commercialize Compounds and Products, and non-exclusively develop and commercialize

Adjuvants (as such terms are defined in the Perseid Agreement), alone or with one or more Third Parties and (z) and to permit Seller to practice its Retained Rights under the Perseid Agreement;

(d) An (i) exclusive, sublicenseable (only to AltraVax) license as to Vaccines (as such term is defined in the AltraVax Agreement) and (ii) non-exclusive, sublicensable (only to AltraVax) license as to Adjuvants (as such term is defined in the AltraVax Agreement) and (iii) a non-exclusive license to practice the CMVP Technology and Software (as such terms are defined in the AltraVax Agreement), to the extent necessary for Seller to fulfill its contractual obligations under the AltraVax Agreement and to permit Seller to practice its Retained Rights under the AltraVax Agreement;

(e) An (i) exclusive, sublicenseable (only to Novozymes) license as to the Novozymes Exclusive Field (as such term is defined in Novozymes Agreement) and (ii) co-exclusive, sublicenseable (only to Novozymes) license as to the Novozymes/Maxygen Co-Exclusive Field (as such term is defined in Novozymes Agreement), to the extent necessary for Seller to fulfill its contractual obligations under the Novozymes Agreement and to permit Seller to practice its Retained Rights under the Novozymes Agreement;

(f) A non-exclusive, sublicenseable (only to Avidia) license to the extent necessary for Seller to fulfill its contractual obligations under the Avidia Agreement and to permit Seller to practice its Retained Rights under the Avidia Agreement and to permit Seller to practice its Retained Rights under the Avidia Agreement;

(g) A non-exclusive, sublicenseable (only to Alligator) license to the extent necessary for Seller to fulfill its contractual obligations under the Alligator Agreement and to permit Seller to practice its Retained Rights under the Alligator Agreement;

(h) A non-exclusive, sublicenseable (only to AME) license to the extent necessary for Seller to fulfill its contractual obligations under the AME Agreement and to permit Seller to practice its Retained Rights under the AME Agreement; and

(i) An exclusive license to practice the MolecularBreeding technology to make, have made, use, import, sell and offer for sale, G-CSF Products in the Territory in the Field.

With respect to each of the foregoing licenses, the licenses granted by Buyer with respect to Purchased Intellectual Property and the Assumed Agreements under this Section 2.2 shall be subordinate to the license rights received by Buyer under the applicable Assumed Agreement, and the use of the term “exclusive” in this Section 2.2 shall refer to the rights Controlled by Buyer, which the Parties hereby acknowledge may not be exclusive as to all rights to all of the Purchased Intellectual Property that is the subject of the applicable Assumed Agreement and the Assumed Agreements due to the rights of Third Parties in or to some or all of the Purchased Intellectual Property or the Assumed Agreements for various uses, but shall be exclusive as to the rights granted to Buyer under such Assumed Agreement.

2.3 Expiration or Termination of Excluded Agreements. In the event of expiration or termination of any Excluded Agreement, the licenses granted under Section 2.2 with respect to Purchased Intellectual Property in connection with such Excluded Agreement, shall automatically terminate.

2.4 Assignment of Excluded Agreements. In the event that any Excluded Agreement becomes assigned to Buyer pursuant to Section 6.2 of the APA, (i) the licenses granted under Section 2.2 with respect to Purchased Intellectual Property in connection with such Excluded Agreement, shall automatically terminate, and in such case Buyer shall automatically grant to Seller a license with respect to the applicable Intellectual Property Rights, in each case, to the extent necessary for Seller to fulfill its contractual obligations under the remaining Excluded Agreements, and to permit Seller to practice its Retained Rights under the remaining Excluded Agreements and (ii) such assigned Excluded Agreement shall automatically be deemed an Assumed Contract and such assigned Excluded Agreement shall be deleted from Exhibit B and added to Exhibit A. If the Affymax Agreement becomes an Assumed Contract, Buyer shall automatically assign to Seller the trademark MAXYGEN, and all associated goodwill, without charge, and shall execute any such documentation that Seller may request to document and perfect such assignment.

2.5 No Implied Licenses. Any Intellectual Property Rights of a Party not expressly granted to the other Party under the provisions of this Agreement shall be retained by such Party. Except as expressly provided in this Agreement, a Party does not grant to the other Party any right or license in any Intellectual Property Right, whether by implication, estoppel or otherwise.

2.6 Consideration. The rights and obligations provided under this Agreement are being provided as a condition to Closing under the APA. Except as expressly provided herein, no further consideration, financial or otherwise, will be due under this Agreement.

2.7 Compliance with Excluded Agreements.

(a) Seller shall, and shall cause each of its Sublicensees to, comply with all of its obligations under the Excluded Agreements and will not terminate or amend any Excluded Agreement in any manner that diminishes the licenses granted to Buyer pursuant to Section 2.1, or requires any increase in obligation by Buyer hereunder with respect to the Licensed Intellectual Property that is subject to such Excluded Agreement, without the prior written consent of Buyer. In addition, Seller shall, and shall cause each of its Sublicensees to, notify Buyer promptly if Seller or any of its Sublicensees receives notice (i) from a Third Party that Seller or any of its Sublicensees is in material breach of any Excluded Agreement or (ii) which purports to modify or terminate any Excluded Agreement in any manner that diminishes the licenses to Buyer hereunder with respect to the Licensed Intellectual Property.

(b) Seller will, and shall cause each of its Sublicensees to, take prompt and commercially reasonable steps to cure any breach of any Excluded Agreement by Seller or any of its Sublicensees. Seller acknowledges that any breach of such Excluded Agreement may result in damage to Buyer with respect to the subject Licensed Intellectual Property, which may include loss of license rights to such Licensed Intellectual Property or monetary damages.

(c) Seller shall promptly notify Buyer in the event Seller becomes aware of any breach of any Excluded Agreement by a Third Party, to the extent such breach relates to Purchased Intellectual Property or the practice of MolecularBreeding. In the event of any such breach, Seller shall take prompt action to enforce the terms and conditions of such Excluded Agreement to have the breach cured, or where applicable, terminate such Excluded Agreement.

(d) With respect to each Excluded Agreement, Buyer agrees to comply fully with the terms of such agreements as such terms relate to the Purchased Intellectual Property, including without limitation, the rights provided in such Excluded Agreements to Third Parties to participate in the prosecution and/or maintenance and enforcement and/or defense of any of such Purchased Intellectual Property, and contractual commitments or covenants granted in such Excluded Agreements relating to the Purchased Intellectual Property or products made with the use of such Purchased Intellectual Property.

2.8 Compliance with Assumed Agreements.

(a) Buyer shall, and shall cause each of its Sublicensees to, comply with all of its obligations under the Assumed Agreements and will not terminate or amend any Assumed Agreements in any manner that diminishes the license granted to Seller pursuant to Section 2.2, or requires any increase in obligation by Seller hereunder with respect to the Purchased Intellectual Property that is subject to such Assumed Agreements, without the prior written consent of Seller. In addition, Buyer shall, and shall cause each of its Sublicensees to, notify Seller promptly if Buyer or any of its Sublicensees receives notice (i) from a Third Party that Buyer or any of its Sublicensees or other licensees is in material breach of any Assumed Agreement or (ii) which purports to modify or terminate any Assumed Agreements in any manner that diminishes the license granted to Seller with respect to the Purchased Intellectual Property.

(b) Buyer shall, and shall cause each of its Sublicensees to, take prompt and commercially reasonable steps to cure any breach of any Assumed Agreement by Buyer or any of its Sublicensees. Buyer acknowledges that any breach of such Assumed Agreements may result in damage to Seller with respect to the subject Purchased Intellectual Property, which may include loss of license rights to such Purchased Intellectual Property or monetary damages.

(c) Buyer agrees that prior to July 1, 2011, neither Buyer nor any of its Affiliates shall directly or indirectly engage in activities within the MaxyAg Field (as such term is defined in the Verdia Agreement), authorize any Third Party to directly or, to Buyer’s knowledge, indirectly engage in activities within the MaxyAg Field, anywhere in the world.

ARTICLE III.

INTELLECTUAL PROPERTY

3.1 Notice. If Seller becomes aware of any actual or potential infringement of any Purchased Intellectual Property by a for-profit entity, or any declaratory judgment action or similar proceeding with respect thereto, then Seller shall promptly notify Buyer in writing of such actual or potential infringement or proceeding, providing an explanation of the basis of its conclusion. Such obligation on Seller shall cease if its obligation to pay a portion of continued Prosecution Costs terminates, as provided in Section 4.1(a).

3.2 Prosecution, Maintenance, Enforcement and Defense.

(a) Licensed Intellectual Property. Subject to the rights granted by Seller to Buyer pursuant to Section 2.1(b), Seller, at its sole expense, shall have the responsibility for deciding, in its sole discretion, whether (and in what manner) to prosecute, maintain, enforce or defend Licensed Intellectual Property.

(b) Purchased Intellectual Property. Subject to the rights granted by Buyer to Seller pursuant to Section 2.2 and the obligations of Buyer set forth in Sections 2.7(d) and 2.8, Buyer, at its sole expense, shall have the responsibility for deciding, in its sole discretion, whether (and in what manner) to prosecute, maintain, enforce or defend (i) Purchased Intellectual Property and (ii) Intellectual Property Rights with respect to the practice of MolecularBreeding developed or otherwise made by a Party in connection with this Agreement. Buyer shall keep Seller reasonably informed with respect to such prosecution activities, and Seller may consult with Buyer and provide advice to Buyer regarding such prosecution activities, but Buyer shall have the right to take such acts in connection therewith as Buyer, in its sole discretion, deems appropriate. At Seller’s written request, Buyer shall promptly provide to Seller copies of any non-public documents filed with or received from any patent office or similar governmental entity with respect to any patent applications or patents relating to the Purchased Intellectual Property. If at any time Buyer does not wish to continue the prosecution of any patent application or maintenance of any patent within the Purchased Intellectual Property filed in any country, it shall promptly give notice of such intention to Seller. Seller shall have the right, but not the obligation, to prosecute any such patent application in Buyer’s name or to maintain any such patent in Buyer’s name, at Seller’s sole expense, by giving notice to Buyer of such intention within thirty (30) days; provided, however, in connection with the prosecution of any such patent application, Seller shall provide a draft of any proposed filing not later than ten (10) Business Days prior to the proposed filing date for the purpose of Buyer’s review and comment. In the event that Buyer notifies Seller that any such proposed filing would, if filed, diminish Buyer’s rights with respect to any other Buyer Patent, Buyer will explain such concern and Seller will incorporate into such proposed filing Seller’s reasonable comments. In any such case, Seller shall keep Buyer informed of all material developments relating thereto.

ARTICLE IV.

PAYMENTS

4.1 Prosecution Costs.

(a) In partial consideration for the license grant by Buyer to Seller pursuant to Section 2.2, Seller shall pay to Buyer fifteen percent (15%) of the Prosecution Costs incurred after the Effective Date; provided, however, the maximum amount of Prosecution Costs due by Seller in any calendar year shall be equal to A + B, where A is fifteen percent (15%) of the average annual total Prosecution Costs over the preceding three (3) calendar year period, and B is forty thousand U.S. dollars ($40,000). Seller, at any time after the second anniversary of the Effective Date, may satisfy and permanently terminate this obligation by paying to Buyer an amount equal to two times the value of A, where A is calculated as described in the preceding sentence. Amounts due and payable to Buyer shall be paid by Seller within forty-five (45) days after Seller’s receipt of Buyer’s invoice therefor.

(b) Subject to the applicable terms and conditions of the Affymetrix Agreement, Seller, within thirty (30) days following its receipt of any and all amounts from Affymetrix for Prosecution Costs as set forth in Section 6.4 of the Affymetrix Agreement, Seller shall pay to Buyer such amount.

4.2 Manner of Payment. All payments to be made by Seller hereunder shall be made in U.S. dollars by wire transfer of immediately available funds to a U.S. bank account as shall be designated by Buyer. Late payments shall bear interest at the rate provided in Section 4.4.

4.3 Currency Exchange. All payments under this Agreement shall be payable, in full, in U.S. dollars, regardless of the countries in which Prosecutions Costs are paid. For the purposes of computing Prosecution Costs paid in a currency other than U.S. dollars, such currency shall be converted into U.S. dollars as calculated at the rate of exchange for the pertinent quarter or year to date, as the case may be, as used by Buyer in producing its quarterly and annual accounts, as confirmed by their respective auditors.

4.4 Interest Due. Any and all payments due and payable under this Agreement made after the date such payment is due and payable shall bear interest as of the day after the date such payment was due and payable and shall continue to accrue such interest until such payment is made at a rate equal to the lesser of the prime rate plus two percent (2%), as published in The Wall Street Journal, Western U.S. Edition, on the last Business Day preceding such date, or the maximum amount permitted by Applicable Law.

ARTICLE V.

CONFIDENTIALITY

5.1 Confidential Information, Generally. Except as expressly provided herein, the Parties agree that, for the Term and for five (5) years thereafter, or, if applicable, for such longer period as specified in the particular Assumed Agreement or Excluded Agreement, each Party shall keep completely confidential and shall not publish, permit access to or otherwise disclose and shall not use for any purpose except to practice the rights granted in Article 2 or as expressly permitted in this Article 5, any and all Confidential Information furnished to such Party by the disclosing Party hereto pursuant to this Agreement, except to the extent that it can be established by the receiving Party by competent proof that such Confidential Information:

(a) was already known to the receiving Party, other than under an obligation of confidentiality, at the time of initial disclosure hereunder;

(b) was generally available to the public or otherwise part of the public domain at the time of its initial disclosure to the receiving Party hereunder;

(c) became generally available to the public or otherwise part of the public domain after its disclosure hereunder and other than through any act of commission or omission of the receiving Party in breach of this Agreement;

(d) was independently developed by the receiving Party without reference to any information or materials disclosed by or on behalf of the disclosing Party, as demonstrated by contemporaneous documentation; or

(e) was subsequently disclosed to the receiving Party by a Third Party without breach of any legal obligation to the disclosing Party.

Confidential Information relating to MolecularBreeding acquired by Buyer as a consequence of the Prior License Agreement (excluding any such information that relates to Product Technology, as such term is defined in the Prior License Agreement), the APA or this Agreement shall, as between the Parties, be treated as Confidential Information of Buyer and shall not be subject to subsections (a) and (d) of this Section 5.1. In addition, Seller shall not publicly disclose Seller’s Know-How relating to MolecularBreeding. For clarity, this provision is not intended to, and shall not, affect the confidentiality provisions of any agreements entered into by Seller with any Third Party.

5.2 Permitted Disclosures. Each Party may disclose the other Party’s Confidential Information to the extent such disclosure is reasonably necessary in prosecuting patent applications, prosecuting or defending litigation, complying with Applicable Law or regulations, or otherwise submitting information to tax or other Governmental Authorities, or otherwise performing its obligations or exercising its rights hereunder. Each time a Party is required to disclose, or in the exercise of its rights hereunder, makes any disclosure of the other Party’s Confidential Information, other than pursuant to a confidentiality agreement with confidentiality and non-disclosure obligations at least as restrictive as those set forth in this Agreement, such Party will give reasonable advance notice to such other Party of such contemplated disclosure and, save to the extent inappropriate in the case of Patents, will use reasonable efforts to secure confidential treatment of such information of the other Party prior to each such disclosure (whether through protective orders or otherwise).

5.3 Duty of Care. Each Party agrees (a) to keep in confidence and trust all of the other Party’s Confidential Information received by it, (b) not to use Confidential Information of the other Party other than as expressly permitted under the terms of this Agreement or any other agreement between the Parties, (c) to take reasonable steps to prevent unauthorized disclosure or use of the other Party’s Confidential Information, and to prevent it from falling into the public domain or the possession of unauthorized persons, and (d) to disclose the Confidential Information only to those persons who need access to the Confidential Information for purposes of the Party carrying out its business as contemplated herein and, except as permitted under Section 5.4, only to those persons who have executed a confidentiality agreement with confidentiality and non-disclosure obligations at least as restrictive as those set forth in this Agreement that protects the other Party’s Confidential Information.

5.4 Terms. Except as expressly provided in this Agreement, each Party agrees not to disclose any terms of this Agreement to any Third Party without the prior written consent of the other Party; provided, disclosures may be made to: (i) its Affiliates; which in the case of the Seller shall include, without limitation, Perseid Therapeutics LLC; (ii) professional advisors, potential or actual licensees or Sublicensees, acquirers, acquirees or business partners, in each case, so long as they are bound by obligations requiring reasonable precautions be taken to protect the confidentiality and prevent misuse of such information; and/or (iii) the extent required to comply with Applicable Law and regulations.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES

6.1 Mutual Representations and Warranties. Each Party represents and warrants, as of the Effective Date, that it has the right to enter this Agreement, has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and that the execution, delivery, and performance of this Agreement will not conflict with or result in any breach of, or constitute a default under, any security agreement, commitment, contract, or other agreement, instrument or undertaking to which it is a party.

6.2 Disclaimer of Warranty. SUBJECT TO THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND THE APA, ALL INTELLECTUAL PROPERTY RIGHTS LICENSED HEREUNDER ARE LICENSED ON AN “AS IS” BASIS, AND EACH PARTY SPECIFICALLY DISCLAIMS ANY AND ALL OTHER REPRESENTATIONS OR WARRANTIES, WHETHER WRITTEN OR ORAL, EXPRESS, STATUTORY OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE.

ARTICLE VII.

INDEMNIFICATION, LIMITATION OF LIABILITY

7.1 Indemnification by Buyer. Buyer agrees to indemnify, defend and hold harmless Seller and its employees, officers, directors and agents from and against any and all liability, costs, damages, and expenses, including attorneys’ fees, arising from any and all claims, damages, or liabilities asserted by Third Parties (“Claims”) arising out of (a) breach by Buyer of any of its representations and warranties under this Agreement; and (b) the negligence or willful misconduct of Buyer, except to the extent such liability, costs, damages or expenses arise from the negligence or willful misconduct of or breach of this Agreement by Seller, or is subject to Seller’s obligation to indemnify Buyer as set forth in Section 7.2.

7.2 Indemnification by Seller. Seller agrees to indemnify, defend and hold harmless Buyer and its employees, officers, directors and agents from and against any and all Claims arising out of (a) breach by Seller of any of its representations and warranties under this Agreement; and (b) the negligence or willful misconduct of Seller, except to the extent such liability, costs, damages or expenses arise from the negligence or willful misconduct of or breach of this Agreement by Buyer, or is subject to Buyer’s obligation to indemnify Seller as set forth in Section 7.1.

7.3 Limitation of Liability. Except for breaches of confidentiality under Article 5 and without limiting either Party’s indemnification obligations under Sections 7.1 and 7.2, NEITHER PARTY SHALL BE LIABLE FOR ANY LOST REVENUES OR PROFITS OF ANY PERSON OR ENTITY OR ANY OTHER INCIDENTAL, SPECIAL, INDIRECT, OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

ARTICLE VIII.

TERM, TERMINATION

8.1 Term. The term of this Agreement (the “Term”) shall commence on the Effective Date and, unless terminated earlier by mutual agreement of the Parties in writing, shall remain in force and effect until the earlier of (i) expiration of the last-to-expire patent within the Purchased Intellectual Property and (ii) expiration or termination of all Excluded Agreements.

8.2 Bankruptcy. Any and all licenses granted under or pursuant to this Agreement by either Party to the other Party are, and shall otherwise be deemed to be, for purposes of Section 365(n) of Title 11, US Code (the “Bankruptcy Code”), licenses of rights to “intellectual property” as defined under Section 101(35A) of the Bankruptcy Code. The Parties agree that during the Term, each Party, as a licensee of rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against a Party under the Bankruptcy Code, then the other Party (which is not a Party to such proceeding) will be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property licensed to such other Party under this Agreement and all embodiments of such intellectual property, and same, if not already in such other Party’s possession, will be promptly delivered by the Party to such other Party (a) upon any such commencement of a bankruptcy proceeding upon its written request therefor, unless the Party subject to such proceeding elects to continue, and thereafter continues, to perform all of its obligations under this Agreement, or (b) if not delivered under (a) above, following the rejection of this Agreement by or on behalf of the Party subject to such proceeding upon written request therefor by the non-subject Party.

8.3 Survival. The provisions of Sections 2.1, 2.3, 2.5, 2.7(d), 8.2 and 8.3, and Articles 5 and 9, shall survive expiration or any termination of this Agreement.

ARTICLE IX.

MISCELLANEOUS

9.1 Entire Agreement. This Agreement, the APA and the other Transaction Documents and the Schedules and Exhibits to the Transaction Documents constitute the entire agreement and understanding of the Parties and supersede any and all prior oral or written agreements, understandings, representations, warranties, promises or documents relating to the subject matter of thereof.

9.2 Modification; Waiver. This Agreement may be amended or modified only by a written instrument executed by the Parties hereto. No omission or delay by any Party in exercising any right, power or privilege hereunder shall impair the exercise of any such right, power or privilege or be construed to be a waiver hereof or of any default or to be an acquiescence therein, and any single or partial exercise of any such right, power or privilege shall not preclude other or further exercises thereof or the exercise of any other right, power or privilege. No waiver shall be valid unless in writing and signed by the Party to be charged, and then only to the extent therein specified

9.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or other electronically produced reproductions of signature pages will have the full force and effect of originals.

9.4 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

9.5 Non-Assignability. This Agreement may not be transferred or assigned by either Party hereto without the prior written consent of the other Party; provided that either Party may assign this Agreement to an acquirer of or all or substantially all of its assets or business (whether by merger, consolidation, stock purchase or otherwise), without the prior written consent of the other Party. Any and all purported assignments not expressly permitted by this Section 9.5 shall be null and void.

9.6 Parties in Interest. All of the terms and provisions of this Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and any and all permitted successors and assigns, and, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, nothing in this Agreement is intended to modify or diminish any rights, benefits or remedies of any Third Party provided in or available pursuant to any Excluded Agreement or Assumed Agreement.

9.7 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, (a) if delivered in person or by courier, (b) if sent by nationally recognized overnight delivery service, (c) if mailed by certified or registered mail, postage prepaid, return receipt requested, or (d) if transmitted by facsimile with receipt confirmed, as follows:

If to Seller:	Mayflower, Inc. 515 Galveston Drive Redwood City, CA 94063 Attention: General Counsel Telephone: (650) 298-5300 Facsimile: (650) 298-5803

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 Attention: Tony Jeffries, Esq. Telephone: (650) 849-3223 Facsimile: (650) 493-6811

If to Buyer:	Codexis, Inc. 200 Penobscot Dr. Redwood City, CA 94063 Attention: General Counsel Telephone: (650) 421-8100 Facsimile: (650) 421-8108

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Attention: Patrick Pohlen Telephone: (650) 328-4600 Facsimile: (650) 463-2600

or to such other address as the Party to be notified shall have furnished to the other Party in writing. Any notice given in accordance with the foregoing shall be deemed to have been given, (i) when delivered in person, or by courier, (ii) one (1) Business Day after sending by nationally recognized overnight delivery service, (iii) when transmitted by facsimile with receipt confirmed, or (iv) three (3) Business Days following the date on which it shall have been mailed by certified or registered mail, postage prepaid, return receipt requested.

9.8 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

9.9 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with laws of the State of California without reference to the conflicts of law principles thereof.

9.10 Consent to Jurisdiction. Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any California State court, or, if no such state court has proper jurisdiction, the federal court of the United States of America, sitting in the Northern District of California, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such California State court or, if no such state court has proper jurisdiction, in such federal court, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such California State court or federal court and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such California State court or federal court. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.7 of this Agreement. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Applicable Law. Each Party hereto agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated by this Agreement in any jurisdiction or courts other than as provided herein.

9.11 Specific Performance. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the Parties hereto shall be entitled seek an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms hereof, this being in addition to any and all other remedies to which they are entitled at law or in equity. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

9.12 Interpretation. Unless the context of this Agreement otherwise requires, words using the singular or plural number also include the plural or singular number, respectively. Reference to days are to calendar days unless specified otherwise. References to any statute, act, or regulation are to that statute, act, or regulation as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. The headings contained in this Agreement are for convenience of reference only and shall not be considered in interpreting this Agreement. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The language in all parts of this Agreement shall be construed, in all cases, according to its fair meaning. The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall not be employed in the interpretation of this Agreement.

9.13 Further Actions. Each Party will duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, as may be reasonably necessary or as the other Party may reasonably request in connection with this Agreement in order to carry out more effectively the provisions and purposes hereof.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first above written.

CODEXIS MAYFLOWER HOLDINGS, LLC a Delaware limited liability company

By:	/s/ Alan Shaw
Printed Name: Alan Shaw Title: President

MAXYGEN, INC. a Delaware corporation

By:	/s/ James R. Sulat
Printed Name: James R. Sulat Title: Chief Executive Officer and Chief Financial Officer